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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ ] FORM 10-K [ ] FORM 20-F [ ] FORM 11-K [X] FORM 10-Q [ ] FORM N-SAR

For Period Ended:  July 2, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ........................
 ................................................................................
 ................................................................................

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:

Outsource International, Inc.
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Former Name if Applicable:


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Address of Principal Executive Office (Street and Number)

1690 South Congress Avenue, Suite #210
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City, State and Zip Code:

Delray Beach, Florida 33445
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PART II - RULES 12B-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Registrant is in the process of refinancing its senior credit facilities and certain financial information necessary for the accurate completion of Registrant's Form 10-Q for the quarter ended July 2, 2000 is not available at this time.

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PART IV - OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification

     Joseph C. Wasch            (561)                454-3512
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         (Name)               (Area Code)        (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s).

                                  [X]  Yes   [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                  [X]  Yes   [ ]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Net income for the quarter ended July 2, 2000 ("Q1 2001") was $7.1 million, as compared to a net loss of $1.2 million in the quarter ended June 30, 1999 ("Q2 1999"). The change in the net loss is primarily due to a reduction of a deferred tax asset valuation allowance, decreased SG&A costs, and a gain on the sale of the Company's PEO operations, partially offset by increased interest costs and restructuring charges. Adjusted to remove restructuring costs, the non-operating gain from the sale of the Company's PEO operations, and the reduction of the deferred tax asset valuation allowance, the Company's net loss in Q1 2001 was $0.5 million and in Q2 1999 was $1.2 million.


                          OUTSOURCE INTERNATIONAL, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2000                  By: /s/ Garry E. Meier
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                                           Garry E. Meier
                                           Chairman and Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).